Exhibit 14.3

Lands’ End, Inc.

Board of Directors Code of Conduct

Introduction

This Board of Directors Code of Conduct (this “Code”) describes the general expectations of Lands’ End, Inc. (“LE”) for its Board of Directors, and describes standards of ethical behavior that each Director is expected to uphold. It does not address every situation that may be encountered, and is not a substitute for a Director’s exercise of good judgment and common sense. A Director who has a question about a particular circumstance that may implicate a provision of this Code should address the question with the Chairman of the Audit Committee, who may consult with LE’s General Counsel or with external legal counsel as appropriate.

Directors who are also officers of LE are also subject to LE’s Code of Conduct that is applicable to associates.

Compliance with Laws, Rules and Regulations

Directors shall comply with all applicable laws, regulations and rules and with LE’s policies and procedures in effect from time to time with respect to insider trading and disclosure, among others.

Conflicts of Interest

Directors must avoid conflicts of interest with LE and its subsidiaries (collectively the “Company”). A conflict of interest occurs when:

•	a Director’s private interests interfere in any way, or can reasonably be expected to interfere in any way, with the Company’s interests;

•	a Director or a Family Member of such Director[1] receives an improper personal benefit as a result of the Director’s position as a Director of the Company; or

•	a Director has other duties, responsibilities or obligations that run counter to the Director’s duties to the Company.

A Director must immediately disclose to the Chairman of the Audit Committee each situation that involves, or may reasonably be expected to involve, a conflict of interest. While this Code does not attempt to describe all possible conflicts of interest that could arise, the following are some of the conflicts of interest that Directors must avoid:

•	Receiving loans or guarantees of obligations as a result of one’s position as a Director;

[1]	NASDAQ Rule 5605 defines “Family Member” to mean a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home.

•	Engaging in conduct or activity that improperly interferes with the Company’s existing or prospective business relationships with a third party;

•	Accepting bribes, kickbacks or any other improper payments for services relating to the conduct of the Company’ business; and

•	Accepting, or having a Family Member accept, a gift from persons or entities that deal with the Company, in cases where the gift, considered in light of the totality of the circumstances, would reasonably be expected to influence the Director’s actions as a member of the Board.

Business Relationships With Directors

Any direct or indirect monetary arrangement for goods and services between a Director or a Family Member of such Director and the Company or a member of the Company’s senior management must be approved by the Board of Directors. Such approval shall not be required where:

1.	The interest of the Director or his or her Family Member is solely due to such person’s status as a Director or the collective ownership by the Director and his or her Family Members of less than a 10% equity interest in the entity with which the Company has concluded such an arrangement;

2.	The value of the payments made to or by the Company constitute less than $120,000 during any period of twelve consecutive months; and

3.	Neither the Director nor any of his or her Family Members is personally involved in (a) the negotiation or execution of the arrangement; (b) the performance of services or provision of goods pursuant to the arrangement; or (c) the monetary aspects of the arrangement.

Use of Corporate Information, Opportunities and Assets

A Director may not (1) compete with the Company or (2) use opportunities that the Director discovers through the use of Company information or the Director’s position with the Company for the Director’s own personal benefit or for the benefit of persons or entities outside the Company. Directors may not waste or improperly use any Company asset.

Covered Parties (as defined below) are not prohibited from investing, and the Company has renounced all interest and expectancy, and being offered an opportunity to participate or invest, in all investment opportunities that may come to the attention of any Covered Party other than the following investments (unless they are investments of ESL (as defined below) made prior to the date of adoption of this Policy):

1.	investment opportunities that come to the Covered Party’s attention directly and exclusively in the Covered Party’s capacity as director, officer or employee of the Company;

2.	control investments in retailers primarily focused on casual clothing, accessories, footwear and home products; and

3.	investment opportunities in companies or assets that have a significant role in the Company’s business such as investment opportunities in (a) real estate currently leased by the Company or (b) suppliers of which the Company is a substantial customer representing over 10% of such companies’ revenues.

“Covered Parties” means each of ESL Investments, Inc. and its affiliates, including Edward S. Lampert (together, “ESL”), and each employee, officer, director or advisor to ESL who may serve as an officer or Director of the Company.

Confidentiality

A Director may never use Confidential Information for his or her own personal benefit or to benefit persons or entities outside the Company. Directors shall not disclose Confidential Information outside the Company either during or after their service as a Director of the Company, except (1) with the consent of the Board and the Company’s General Counsel, (2) with a natural person or an entity, in each case that has entered into a non-disclosure agreement with the Company, or (3) as required by law.

“Confidential Information” means all non-public information entrusted to or obtained by a Director by reason of his or her position as a Director of the Company. It includes, but is not limited to, non-public information that might be useful to competitors or harmful to the Company or its customers if disclosed, such as:

•	Non-public information about the Company’s financial condition, prospects or plans, its marketing and sales programs and research and development information, as well as information relating to mergers and acquisitions, stock repurchases and divestitures;

•	Non-public information concerning possible transactions with other companies or information about the Company’s customers, suppliers or joint venture partners that the Company is under an obligation to maintain as confidential; and

•	Non-public information about discussions and deliberations relating to business issues and decisions between and among employees, officers and Directors.

Reporting of Violations

Directors should communicate all suspected violations of this Code promptly to the Chairman of the Audit Committee. Suspected violations shall be investigated by or at the direction of the Board or the Audit Committee, and appropriate action shall be taken in the event that a violation is confirmed.

Waiver

Waivers of a provision of this Code can only be made by the Board of Directors, and shall be granted only in very exceptional circumstances. The Company shall disclose any such waiver, and the reasons for it, in accordance with legal and regulatory requirements. A Director who becomes aware of a circumstance that may require a waiver shall promptly bring the circumstance to the attention of the Chairman of the Audit Committee.